Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander México, S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Registration Statement File No. 333-231581

Banco Santander, S.A., in compliance with the Securities Market legislation, hereby communicates the following:

RELEVANT INFORMATION

Banco Santander, S.A. hereby informs that it has sent today an announcement of the call to an extraordinary general shareholders’ meeting. This announcement is also available on the corporate website (www.santander.com) together with the rest of the documentation related to the referred general meeting.

Boadilla del Monte (Madrid), 21 June 2019

BANCO SANTANDER, S.A.

Extraordinary general shareholders’ meeting

The board of directors of this Bank has resolved to call the shareholders to the extraordinary general shareholders’ meeting to be held in Santander, at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n), on 23 July 2019 at 8:30 a.m., on second call, in the event that, due to failure to reach the required quorum, such meeting cannot be held on first call, which is also hereby convened to be held at the same place and time on 22 July 2019, in order for the shareholders to consider and resolve upon items One and Two of the following

AGENDA

One.-	Increases in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares that will be fully subscribed and paid up by means of in-kind contributions, to be used to acquire all of the securities representing the share capital of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander México”) not held by the Santander Group in an exchange offer. The two capital increases would be used to settle the exchange offer in two steps, although only one of them may be implemented if the settlement finally takes place all at once:

- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares having a par value of one-half (0.50) euro each, with a share premium to be determined by the board of directors, or by any of its delegated decision-making bodies or by any director, by delegation therefrom, pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution. The new shares will be fully subscribed and paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México, i.e. ordinary series B shares (including those represented through American Depositary Shares (ADSs)) of Santander México, in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to such shares, whether or not represented by certificates (the “Primary Increase”). Express provision for the possibility of incomplete subscription.

- Increase in share capital by such amount as may be determined pursuant to the terms of the resolution, by means of the issuance and placement into circulation of new ordinary shares having a par value of one-half (0.50) euro each, with a share premium to be determined

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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by the board of directors, or by any of its delegated decision-making bodies or by any director, by delegation therefrom, pursuant to Section 297.1.a) of the Spanish Capital Corporations Law, no later than the date of implementation of the resolution. The new shares will be fully subscribed and paid up by means of in-kind contributions consisting of securities representing the share capital of Santander México, i.e. ordinary series B shares (including those represented through American Depositary Shares (ADSs)) of Santander México, in the form technically and legally appropriate to coordinate the various clearing and settlement systems and the legal provisions applicable in Spain, Mexico and the United States, including, without limitation, the ability to deliver rights to such shares, whether or not represented by certificates (the “Complementary Increase”). Express provision for the possibility of incomplete subscription.

Delegation of powers to the board of directors, which may in turn delegate such powers to any of its delegated decision-making bodies or to any director, to establish the terms and conditions of the increases as to all matters not provided for by the shareholders at the general shareholders’ meeting, to take such actions as may be required for implementation hereof, to amend the text of sections 1 and 2 of Article 5 of the Bylaws to reflect the new amount of share capital, and to execute such documents as may be necessary or appropriate to carry out the increases.

Application to the appropriate domestic and foreign authorities for admission to trading of the new shares on the Madrid, Barcelona, Valencia and Bilbao stock exchanges through Spain’s Automated Quotation System (Continuous Market) and on the foreign stock exchanges on which the shares of the Bank are listed (currently London, Warsaw and, through ADSs, on the New York Stock Exchange), as well as on the Mexican Stock Exchange, all in the manner required by each of such stock exchanges.

Two.-	Authorisation to the board of directors to interpret, remedy, supplement, implement and develop the resolutions approved by the shareholders at the meeting, as well as to delegate the powers received from the shareholders at the meeting, and grant of powers to convert such resolutions into notarial instruments.

PARTICIPATION OF A NOTARY AT THE MEETING

The board of directors has resolved to request the presence of a Notary Public to record the minutes of the meeting pursuant to section 203 of the Spanish Capital Corporations Law, read together with article 101 of the Regulations of the Commercial Registry (Reglamento del Registro Mercantil) and article 4.2 of the Rules and Regulations for the General Shareholders’ Meeting.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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RIGHT TO ATTEND THE MEETING

Every holder of any number of the Bank’s shares registered in the shareholder’s name five days prior to the date on which the general shareholders’ meeting is to be held and who meets the other requirements established in the Bylaws has the right to attend this meeting. Such right to attend may be delegated pursuant to the provisions governing this matter under sections 184 and 522 et seq. of the Spanish Capital Corporations Law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting.

PROXY-GRANTING, DISTANCE VOTING AND REMOTE ATTENDANCE AT THE MEETING

Shareholders having the right to attend may grant a proxy and exercise their voting rights through remote means of communication and prior to the holding of the meeting, pursuant to the provisions of articles 27 and 34 of the Bylaws and articles 8 and 20 of the Rules and Regulations for the General Shareholders’ Meeting and on the terms and conditions described in the “General shareholders’ meeting” section of the Bank’s corporate website (www.santander.com). The mechanisms for the exercise of voting rights and proxy-granting prior to the meeting by electronic means will cease operation on the Bank’s corporate website (www.santander.com), at the Bank’s Internet address www.juntasantander.com and on the “Santander Shareholders and Investors” application for mobile devices compatible with Android or Apple iOS operating systems at 6:00 p.m. on 21 July 2019.

In addition, as permitted by the provisions of section 6 of article 34 of the Bylaws and the Additional Provision of the Rules and Regulations for the General Shareholders’ Meeting, the board has resolved that attendance at the meeting is also possible through the use of data transmission means that allow for real-time connection with the premises where the meeting is held (“remote attendance”). The means to remotely attend the meeting will be available on the Bank’s corporate website (www.santander.com) at 7:00 a.m. on 22 July 2019 (first call) and, if applicable, at 7:00 a.m. on the following day, 23 July 2019 (second call); shareholders (or their representatives) wishing to attend remotely, whether on first or second call, must register no later than 8:00 a.m. on the relevant day. For those persons who attend the meeting remotely, the mechanisms for remote attendance will cease operation at the end of the general meeting or, if applicable, upon determination that the quorum required to hold the meeting is not present.

In reliance on the aforementioned provisions, the board of directors has developed the following rules applicable to proxy-granting and distance voting prior to the meeting and to remote attendance:

A)	PROXY-GRANTING AND DISTANCE VOTING PRIOR TO THE MEETING

1.	Proxy-granting by remote means of communication

Means whereby a proxy may be granted

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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The remote means of communication that are valid to grant such proxy representation are the following:

(i)	Electronic means:

In order to grant a proxy by means of electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s corporate website (www.santander.com) or through the Bank’s Internet address, www.juntasantander.com. Shareholders with a mobile device compatible with Android or Apple iOS operating systems may also use the “Santander Shareholders and Investors” application, which they must have previously downloaded from Google Play or App Store, respectively.

The mechanisms to grant a proxy by electronic means must be such as properly guarantee the security and the identity of the person granting the proxy. Therefore, shareholders wishing to use these proxy-granting mechanisms must have previously signed one of the following agreements with the Bank, giving them a set of passwords to access the distance voting and proxy-granting software applications and, by means thereof, an electronic signature:

(a)	Consumer Digital Banking Agreement (Contrato de Banca Digital de particulares): shareholders who are individuals and who have already entered into a Consumer Digital Banking Agreement with the Bank may make use thereof, using the passwords and electronic signature already available to them under such agreement for purposes of electronic proxy-granting. The security passwords of Openbank will also work for these purposes.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Consumer Digital Banking Agreement and shareholders that are legal entities (even if they have entered into a Consumer Digital Banking Agreement) must execute, for the sole purpose of using the electronic voting and proxy-granting mechanisms, and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Access (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the meeting through remote means of communication”).

From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may, through the “General shareholders’ meeting” section of the Bank’s corporate website (www.santander.com) or through the Bank’s Internet address www.juntasantander.com or through the “Santander Shareholders and Investors” application (for mobile devices compatible with the Android or Apple iOS

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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operating systems), grant a proxy to another person to represent the shareholder at the meeting, all on the terms and conditions described in each case.

Shareholders who grant a proxy by electronic means undertake to notify the appointed representative of the proxy granted. Where a proxy is granted to a director and/or the general secretary of the Bank or a remote attendee at the meeting, such notice shall be deemed given upon receipt by the Bank of such electronic proxy.

Electronic proxies must be accepted by the proxy-holder, and may not be used without such acceptance. For such purpose, all electronic proxies granted to persons other than the directors and/or the general secretary and/or a remote attendee at the meeting must be printed, signed and produced, together with an identifying document, by the appointed proxy-holder to the staff in charge of the shareholders’ register on the date and at the place of the meeting, beginning one hour prior to the time established for commencement of the meeting. In the case of electronic proxies sent through the Bank and granted to persons attending the meeting from a distance, the Bank’s software application will show such remote attendees the proxies received in order for them to accept such proxies, if they are willing to do so. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person (physically or from a distance).

(ii)	Hand-delivery or postal correspondence

In order to grant a proxy by hand-delivery or postal correspondence, shareholders must complete and sign the “Proxy” section of the printed attendance, proxy and voting card issued by the Bank. Such proxies must be accepted by the proxy-holder, without which acceptance they may not be used. For such purpose, the proxy-holder may sign in the appropriate space on the attendance and proxy card itself. The person to whom voting powers are delegated may only exercise such powers by attending the meeting in person, for which purpose, if he/she physically attends the meeting, he/she must produce an identifying document when entering the premises where the meeting is held. In the case of proxies granted by hand-delivery or postal correspondence to persons who attend the meeting remotely, and provided that such proxies have been sent through the Bank, the Bank’s software application will show such remote attendees the proxies received in order for them to accept said proxies, if they are willing to do so.

The duly completed and signed card must be delivered at any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid.

In addition, as is customary and pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, the duly completed and signed proxy card may also be submitted, together with an identifying document, by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register on the date and at the place where the

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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general shareholders’ meeting is to be held, beginning one hour prior to the time established for commencement thereof.

2.	Voting prior to the meeting by remote means of communication

Means for casting a vote from a distance

The remote means of communication that are valid for purposes of casting a vote from a distance are the following:

(i)	Electronic means:

In order to cast a vote from a distance through electronic communication with the Company, the shareholders of the Bank must do so through the Bank’s website (www.santander.com) or through the Bank’s Internet address www.juntasantander.com. Shareholders with a mobile device compatible with Android or Apple iOS operating systems may also use the “Santander Shareholders and Investors” application, which they must have previously downloaded from Google Play or App Store, respectively.

The mechanisms to cast votes from a distance by electronic means must be such as properly guarantee security and the identity of the person casting the vote. To such end, shareholders who wish to use these voting mechanisms must have previously signed one of the agreements specified in section 1 (i) above.

Once a shareholder has signed either of the aforementioned agreements and the shareholder has the corresponding set of passwords and electronic signature, such shareholder may cast his/her vote from a distance in connection with the items on the agenda for the general shareholders’ meeting, either through the “General shareholders’ meeting” section of the Bank’s corporate website (www.santander.com) or through the Bank’s Internet address www.juntasantander.com or through the “Santander Shareholders and Investors” application (for mobile devices compatible with the Android or Apple iOS operating systems), all on the terms and conditions described in each case.

(ii)	Hand-delivery or postal correspondence

In order to cast a vote from a distance by hand-delivery or postal correspondence, shareholders must complete and sign the “Distance Voting” section of the printed attendance, proxy and voting card issued by the Bank. The duly completed and signed card must be delivered to any Branch of the Bank or sent by postal correspondence to Registro de Accionistas, Apartado de Correos número 683 F.D. 28080 Madrid.

3.	Basic rules on voting and proxy-granting prior to the meeting and attendance in person (physically or from a distance)

3.1	Deadline for receipt by the Company of proxies granted and votes cast from a distance prior to the meeting

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3.1.1	Proxies and distance votes sent by hand-delivery or postal correspondence

In order to be valid, and pursuant to the provisions of the Bylaws, both proxies granted from a distance and votes cast from a distance sent by hand-delivery or postal correspondence must be received by the Company before midnight of the third day prior to the date on which the meeting is to be held on first call, i.e., prior to midnight on 19 July 2019.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and are submitted by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place of the meeting and beginning one hour prior to the time established for commencement thereof.

3.1.2	Proxies and distance votes sent by electronic means

Pursuant to the provisions of the Bylaws and of the Rules and Regulations for the General Shareholders’ Meeting, on the occasion of this general shareholders’ meeting, the board of directors has resolved to reduce the minimum advance period established to receive proxies and votes from a distance sent by electronic means, the deadline now being set at 6:00 p.m. on the day prior to the date on which the meeting is to be held on first call. Therefore, in order to be valid, both proxies granted from a distance and votes cast from a distance through electronic means must be received by the Company prior to 6:00 p.m. on the day prior to the date on which the meeting is to be held on first call, i.e., prior to 6:00 p.m. on 21 July 2019. The mechanisms for the exercise of voting rights and proxy- granting prior to the meeting by electronic means will cease operation on the Bank’s corporate website (www.santander.com), at the Bank’s Internet address www.juntasantander.com and on the “Santander Shareholders and Investors” application (for mobile devices compatible with Android or Apple iOS operating systems) at 6:00 p.m. on 21 July 2019.

As provided in the Rules and Regulations for the General Shareholders’ Meeting, after the expiration of the above-mentioned deadline, there shall only be admitted such proxies as have been granted in writing and are submitted by the appointed proxy-holder who physically attends the meeting to the staff in charge of the shareholders’ register, on the date and at the place of the meeting and beginning one hour prior to the time established for commencement thereof.

3.2	Rules of priority among proxies, distance voting and attendance in person (physically or from a distance)

3.2.1	Priorities among proxies, distance voting and attendance in person

(i)	Attendance at the meeting in person (whether physically or from a distance) by a shareholder who has previously granted a proxy or voted from a distance, irrespective of the means used to cast such vote, shall

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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invalidate said proxy or vote. Personal physical attendance will invalidate remote personal attendance.

(ii)	Likewise, the vote, irrespective of the means used to cast it, shall invalidate any electronic or written proxy, whether granted previously, in which case it shall be deemed revoked, or subsequently, in which case it shall be deemed not to have been granted.

3.2.2	Priorities based upon the means used to grant the proxy or cast the vote

(i)	In the event that a shareholder validly grants a proxy, electronically, on the one hand, and by means of a printed card, on the other, the latter shall prevail over the former, regardless of the respective dates thereof.

(ii)	Likewise, a vote validly cast under a handwritten signature on the printed card shall invalidate a vote cast electronically, whether previously or subsequently.

3.3	Modification of the vote cast from a distance

Once cast, a distance vote may not be modified, except in the event of attendance at the meeting in person (whether physically or from a distance) by the shareholder who cast such vote or, in the case of electronic voting, also by a subsequent vote cast within the established deadline, by means of the attendance, proxy and voting card (hand-delivery or postal correspondence).

3.4	Other matters

3.4.1	Proxies

All proxies that do not expressly state the name of the individual or legal entity to which the proxy is granted shall be deemed granted to the Chairman of the board of directors.

It is noted for the record that the proxy granted to the Chairman shall be deemed granted to the person who chairs the meeting if the Chairman is unable to attend.

In order to give specific voting instructions in the case of proxy-granting, the corresponding box must be checked in the table containing the items on the agenda in the attendance, proxy and distance voting card (proxy section). If any of such boxes is not checked, the shareholder granting the proxy shall be deemed to give a specific instruction to vote in favour of the proposal submitted by the board of directors.

If the representative appointed as set forth above is affected by a conflict of interest when voting on any of the proposals submitted to the shareholders, whether or not they are included in the agenda, and the shareholder granting the proxy has not given specific voting instructions as provided for such purpose, the proxy shall be deemed granted to the General Secretary.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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As regards possible proposals relating to items not included in the agenda of the call to meeting, the proxy shall be deemed to also cover the proposals regarding items not included in the agenda unless indicated otherwise by the shareholder granting the proxy (in which case, it shall be deemed that the shareholder instructs the representative to abstain). If the proxy also covers any such proposals, the specific instruction to the representative shall be that of voting in the negative, unless indicated otherwise by the shareholder granting the proxy. A conflict of interest shall arise if matters are submitted to the shareholders at the meeting that are not included in the agenda and that refer to the removal of or the commencement of a derivative action (acción social de responsabilidad) against the representative, if the latter is in turn a director of the Bank.

3.4.2	Distance votes

In the case of distance voting on items included in the agenda, the shareholder must check the corresponding box in the table containing the items on the agenda in the attendance, proxy and distance voting card (distance voting section). Distance voting on possible proposals not included in the agenda is not allowed. If none of the boxes provided for voting is checked in relation to any of the items on the agenda, the shareholder shall be deemed to vote in favour of the proposal submitted by the board of directors.

3.4.3	Additional matters

In the event that electronic means are used, only one electronic session shall be allowed for each type of operation (advance proxy-granting and voting, and remote attendance).

Both the proxy granted and the vote cast from a distance shall be rendered ineffective by the disposition of shares of which the Company is aware.

Either or any of the joint holders of deposited shares may vote, grant a proxy or attend the meeting, and the rules of priority set forth in sub-section 3.2 hereof shall apply. For purposes of the provisions of section 126 of the Spanish Capital Corporations Law, it is presumed that the joint holder who carries out an act (proxy-granting, voting, or attending physically or from a distance) at any time has been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders that are legal entities or do not reside in Spain must call the Shareholder Helpline in order to adapt, with proper safeguards, the distance voting and proxy-granting mechanisms to their particular situation.

Shareholders shall be solely responsible for safeguarding the passwords for accessing and using the electronic proxy-granting and voting service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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4.	Technical incidents

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for electronic voting and proxy-granting prior to the general shareholders’ meeting, when so required for technical or security reasons.

The Bank shall not be liable for any damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for electronic voting and proxy-granting prior to the meeting.

B)	REMOTE ATTENDANCE AT THE MEETING

In order to ensure the identity of the attendees, the proper exercise of their rights, real-time interactivity, and the proper progress of the meeting, shareholders (or their representatives) who wish to use the remote attendance mechanisms must have previously entered into one of the following agreements with the Bank, whereby they can obtain a set of passwords in order to access the remote attendance software application and, by means thereof, an electronic signature:

(a)	Consumer Digital Banking Agreement (Contrato de Banca Digital de particulares): individuals who have already entered into a Consumer Digital Banking Agreement with the Bank may make use thereof, using the passwords and electronic signature already available to them under such agreement for purposes of remote attendance. The security passwords of Openbank will also work for these purposes.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the meeting: individuals who have not entered into a Consumer Digital Banking Agreement and legal entities (even if they have entered into a Consumer Digital Banking Agreement) must execute, for the sole purpose of remote attendance at the meeting and of casting a vote thereat and without any charge by the Bank, an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance at the meeting (“Agreement for access to and use of the area for voting and proxy-granting by electronic means and attendance at the meeting through remote means of communication”).

From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Once a shareholder (or his/her representative) has executed either of the aforementioned agreements and has his/her corresponding set of passwords and electronic signature, such shareholder may, through the “General shareholders’ meeting” section on the Bank’s corporate website (www.santander.com) or through the Bank’s Internet address www.juntasantander.com, attend and vote at the meeting by remote means of communication in real time.

Remote attendance at the meeting shall be subject to the following basic rules, and all matters not expressly contemplated herein shall be governed by the provisions posted

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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on the Bank’s corporate website and by those set forth in the law, the Bylaws and the Rules and Regulations for the General Shareholders’ Meeting:

(i)	Logging-on, registration and attendance: Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, and in order to permit the appropriate management of remote attendance systems, shareholders (or their representatives) who wish to attend the meeting and vote by remote means of communication shall register by logging on between 7:00 a.m. and 8:00 a.m. on the date of the meeting. No attendee registration shall be admitted outside of this time period.

In the event that the meeting is held on second call, attendees who have registered for the meeting on first call will be required to carry out the registration process again in order to be able to attend.

If persons attending from a distance have been granted proxies, and provided that such proxies have been received by the Company within the deadlines for admission thereof, the software application will show them such proxies so that they accept them, if they are willing to do so.

Attendees who wish to state before the Notary that they expressly leave the meeting must do so by using the form included for such purpose in the remote attendance software application. Once they have notified the Notary of their express intention of leaving the meeting, all actions taken by such shareholders thereafter shall be deemed not taken. In any event, by means of a connection to the software application, the Notary will be aware of the actions taken by the persons who attend the meeting from a distance, including the votes that may be cast by them.

(ii)	Participation: Shareholders (or their representatives) who, in the exercise of their rights, intend to participate in the meeting and, where applicable, request information or clarifications in connection with the items on the agenda, request clarifications regarding information accessible to the public that has been provided by the Company to the National Securities Market Commission (Comisión Nacional del Mercado de Valores) since the holding of the last general shareholders’ meeting or regarding the auditor’s report or make proposals shall express their intent to do so at the time of registration. Following such expression of intent, and exclusively by means of the participation form prepared for such purpose, persons attending remotely may state in writing and send the contents of their participation or their question or proposal from the time the Chairman declares a valid quorum to have been established for the meeting until the participation period ends. Persons attending from a distance who wish their participation to be recorded in the minutes of the meeting must expressly state such desire in the text in which the contents of their participation are set forth.

As the participation of each person attending from a distance is received, such participation will be accessible to the attendees who are physically present at the place of the meeting. In turn, remote attendees shall be able to access each such participation by logging onto the website indicated in the software application.

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Requests for information or clarification made by remote attendees will be answered in writing within seven days of the meeting, pursuant to the provisions of the Spanish Capital Corporations Law.

(iii)	Voting: Votes on the proposals relating to the items on the agenda may be cast as from the moment when the Chairman declares the meeting to be validly convened and provided always that the attendee has registered by following the procedure described in sub-section (i) above; in the event of alternative proposals, the provisions of the second paragraph of article 21.1 of the Rules and Regulations for the General Shareholders’ Meeting shall apply, with a vote in favour of a proposed resolution by the shareholders at the general shareholders’ meeting being deemed to be a vote against alternative proposals that are incompatible therewith. As regards proposed resolutions on matters that, as prescribed by law, need not be specified on the agenda, remote attendees may cast their vote as from the moment when the secretary for the general meeting reads out such proposals for a vote to be taken thereon. In all events, the remote voting process with respect to all the proposals submitted to the shareholders acting at the general shareholders’ meeting will come to an end when, following the reading of the summaries of the proposed resolutions by the secretary for the meeting, the vote commences on the proposed resolutions at the premises where the meeting is held.

The vote on the proposed resolutions shall be governed by the procedure contemplated in the Bylaws and in the Rules and Regulations for the General Shareholders’ Meeting.

(iv)	Other matters: Legal entities and those persons that do not reside in Spain must call the Shareholder Helpline in order to adapt, with proper safeguards, the mechanisms for attending the meeting by remote means of communication in real time.

In the event that more than one of the joint holders of deposited securities are in attendance, the joint holder who is the first to register (physically or from a distance) shall be deemed an attendee, and therefore, any subsequent access by the other joint holders shall be denied. In connection with the foregoing, and for purposes of the provisions of section 126 of the Spanish Capital Corporations Law, the joint holder who registers first (physically or from a distance) shall be deemed to have been appointed by the other joint holders to exercise the rights accruing to a shareholder.

Shareholders (or their representatives) shall be solely responsible for safeguarding the passwords for accessing and using the remote attendance service. If the shareholder is a legal entity, it shall give notice of any modification or revocation of the powers vested in its representative, and the Bank therefore disclaims any and all liability until such notice is given.

The Bank reserves the right to modify, suspend, cancel or restrict the mechanisms for remote attendance at the general shareholders’ meeting when so required for technical or security reasons. The Bank shall not be liable for any

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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damage that shareholders may sustain as a result of failures, overloads, downtime, failed connections or any other events of the same or a similar nature that are beyond the Bank’s control and prevent the use of the mechanisms for remote attendance at the meeting.

For further information on proxy-granting and distance voting and remote attendance at the meeting, shareholders may write to the e-mail address junta.accionistas@santander.com, call the Shareholder Helpline 91 276 92 90 or go to Santander Shareholder and Investor Relations, Ciudad Grupo Santander, Avda. Cantabria, s/n, 28660 – Boadilla del Monte (Madrid). Further information is also available on the Bank’s corporate website (www.santander.com).

RIGHT TO RECEIVE INFORMATION AND SUBMIT PROPOSALS

In addition to the provisions of section 197 of the Spanish Capital Corporations Law, starting on the date of the publication of the announcement of the call to meeting, shareholders may examine at the registered office of the Company (Paseo de Pereda 9 al 12, 39004 Santander, Cantabria) the full text of the proposed resolutions regarding all of the items on the agenda and the mandatory report prepared by the directors in connection with item One on the agenda, as well as request that such documents be delivered or sent to them free of charge.

Pursuant to the provisions of the Spanish Capital Corporations Law and the Rules and Regulations for the General Shareholders’ Meeting, from the publication of the call to the general shareholders’ meeting and until the fifth day, inclusive, prior to the holding thereof on first call, shareholders may deliver written requests for information or clarifications, or ask written questions that they consider relevant about the items on the agenda for the meeting. In addition, in the same manner and within the same period, shareholders may deliver written requests for clarifications concerning information accessible to the public that the Company has provided to the National Securities Market Commission since the last general shareholders’ meeting was held and concerning the auditor’s reports of the Company.

Pursuant to the provisions of the Rules and Regulations for the General Shareholders’ Meeting, such requests as are admissible in the exercise of the shareholders’ right to receive information may be made by e-mail to junta.accionistas@santander.com, in which case, in order to provide the system with adequate guarantees of authenticity and of identity of the shareholder exercising the right to receive information, such shareholder shall set forth in such e-mail his/her first name and surname (or corporate name), Tax Identification Number, and the number of shares held by such shareholder. As provided in section 539 of the Spanish Capital Corporations Law, and unless otherwise indicated by the shareholder, the requests exercising the right to information received at the aforementioned e-mail address may be dealt with by the Bank by means of an answer sent to the e-mail address of the shareholder-sender. The request may also be made by delivering or mailing the written request, bearing the handwritten signature of the requesting party, to the registered office of the Company.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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Shareholders holding at least three per cent of the share capital may, by certified notice to be received at the registered office of the Company within five days of the publication of this announcement of the call to meeting, submit duly grounded proposed resolutions concerning matters that are included on the agenda, all as provided in section 519.3 of the Spanish Capital Corporations Law (Ley de Sociedades de Capital) and in compliance in any case with the provisions of the Law. The foregoing is without prejudice to the right of any shareholder, during the course of the general shareholders’ meeting, to make alternative proposals or proposals concerning items that need not be included on the agenda pursuant to the provisions of the Spanish Capital Corporations Law.

DOCUMENTS AVAILABLE ON THE WEBSITE

Apart from the above-mentioned right to receive information, the following documents and information, amongst others, shall be available for viewing on the Bank’s corporate website (www.santander.com) as from the date of publication of the announcement of the call to meeting:

(i)	This announcement of the call to meeting.

(ii)	The total number of shares and voting rights on the date of the call to meeting.

(iii)	The full text of the proposed resolutions regarding all of the items on the agenda for the general shareholders’ meeting, as well as, in connection with item One, the corresponding directors’ report.

(iv)	The rules applicable to proxy-granting and voting by remote means of communication and to remote attendance at the meeting and the documentation necessary for such purpose.

(v)	The rules of operation of the Electronic Shareholders’ Forum.

(vi)	The current Bylaws.

(vii)	The current Rules and Regulations for the General Shareholders’ Meeting.

(viii)	The current Rules and Regulations of the Board of Directors.

(ix)	The valid requests for information, clarification or questions asked by shareholders exercising their right to receive information and any answers provided by the directors.

SPECIAL INFORMATION TOOLS

Pursuant to the provisions of section 539.2 of the Spanish Capital Corporations Law, the Bank has made available on its corporate website (www.santander.com) an Electronic Shareholders’ Forum (hereinafter, the “Forum”), which may be accessed, with all proper safeguards, by shareholders who are individuals as well as by voluntary associations of shareholders that may be created pursuant to the provisions of section 539.4 of the Spanish Capital Corporations Law.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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There may be published in the Forum proposals intended to be presented concerning matters that are included on the agenda announced in the call to meeting, requests for adherence to such proposals, initiatives to reach the percentage required to exercise a minority right as contemplated by Law, and voluntary proxy offers or solicitations.

The Forum does not constitute a device for electronic conversation among the shareholders or a meeting point for virtual debate, nor may the Forum be a channel of communication between the Company and its shareholders. The Forum is made available in order to facilitate communication among the Bank’s shareholders on occasion of the call to and until the holding of the general shareholders’ meeting.

To access the Forum, shareholders must have previously signed one of the following agreements with the Bank, which will allow them to have a set of access codes for the Forum and, by means thereof, an electronic signature:

(a)	Consumer Digital Banking Agreement (Contrato de Banca Digital de particulares): shareholders who are individuals and who have already entered into a Consumer Digital Banking Agreement with the Bank may make use thereof, using the passwords and electronic signature already available to them under such agreement for purposes of accessing the Forum. The security passwords of Openbank will also work for these purposes.

(b)	Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance: shareholders who are individuals and have not entered into a Consumer Digital Banking Agreement and shareholders that are legal entities (even if they have entered into a Consumer Digital Banking Agreement) must sign an Agreement for Access to Electronic Voting and Proxy-Granting and Remote Attendance (“Agreement for access to and use of the area for voting and proxy- granting by electronic means and attendance at the meeting through remote means of communication”) for the sole purpose of accessing and using the Forum and, if applicable, of using the electronic voting and proxy mechanisms, without any charge by the Bank.

Legal entities and non-residents of Spain must call the Shareholder Helpline to adapt, with proper safeguards, the mechanisms for participating in the Electronic Shareholders’ Forum. From the date of publication of the announcement of the call to meeting, the information and requirements to sign either of such agreements may be viewed on the Bank’s corporate website (www.santander.com). Access to the Forum and the terms and conditions for the use and operation thereof shall be governed by the provisions of this announcement of the call to meeting and by the rules of operation of the Electronic Shareholders’ Forum, the text of which can be viewed on the aforementioned Bank’s corporate website.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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DATA PROTECTION

Data controller and data protection officer: The entity responsible for processing is Banco Santander, S.A., Paseo de Pereda, números 9 al 12, 39004 Santander (the Company). The Company’s Data Protection Officer can be contacted at privacidad@gruposantander.es.

Purposes of processing and bases for legitimate use: The personal data set forth herein, those that the shareholders provide to the Company in exercising their attendance, proxy- granting and voting rights at the general shareholders’ meeting or that are provided by the banks or brokerage firms or companies with whom shareholders have deposited their shares, through the entity legally entrusted with the book-entry register, Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A. (IBERCLEAR), will be processed in order to manage and control both the shareholding relationship and the call to, holding, audiovisual recording and public dissemination of the general shareholders’ meeting on the corporate website (www.santander.com), as well as to comply with its obligations under the law. Said processing is required for the aforementioned purposes, and the legitimacy thereof rests upon performance of the shareholding relationship, compliance with obligations under the law and, as regards the capture and dissemination of images, the legitimate interest of the Bank in disseminating the meeting and the consent given by the interested party by attending the general shareholders’ meeting (whether in person or remotely).

Transfers of data: The data will be made available to the notary who is to attend the general shareholders’ meeting, and may be made available to third parties in the exercise of their right to receive information laid down in the law or be made accessible to the public to the extent that they are included in the documentation available on the corporate website (www.santander.com) or are mentioned at the general shareholders’ meeting, the proceedings of which may be subject to public dissemination on such website.

Data storage: As a general rule, personal data will be processed during the course of the shareholding relationship, and once it has ended, during the limitation period applicable to any legal or contractual liability that may be incurred by the Company. As regards the processing of data subject to consent, said data will be processed until the data subject withdraws such previously given consent.

Exercise of rights: Data subjects may send their requests for access, correction, erasure, objection, restriction of processing, portability, and for exercise of the right not to be subject to decisions based exclusively on automated processing, as well as withdraw consent previously given, by written communication addressed to the registered office of the Company at Paseo de Pereda, números 9 al 12, Secretaría General, 39004 – Santander, or by contacting the Data Protection Officer (privacidad@gruposantander.es). Data subjects may also file claims with the Spanish Data Protection Agency (Agencia Española de Protección de Datos) (www.aepd.es).

Santander, 20 June 2019
The General Secretary,
Jaime Pérez Renovales

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.

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IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the exchange offer in the United States, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that contains a preliminary offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Santander does not undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.